UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company") is hereby announcing the results of Extraordinary General Meeting of Shareholders (the “Meeting”) held on July 28, 2026, at 5:00 p.m. Israel time, at the Company’s offices in Haifa, Israel. At the meeting 45,862,432 shares of the Company, represented by proxy, were present, constituting 38.05% of the outstanding shares of the Company, therefore the quorum requirement set forth in the Company’s articles of association was met in respect of the Meeting. The following is a tabular summary of the voting on the items on the agenda for the Meeting:

(1)	Approval of a new compensation policy for directors and officers of the Company for a period of three years from the date of the Meeting.

For	For of those who are not a controlling shareholder	Against	Abstain	Approved (Y/N)
31,284,570	N/A	13,896,898	680,964	Y

The proposal was approved.

(2)	Approval of the Company's entering into an employment agreement with its new President and Chief Executive Officer, Dr. Chen Lichtenstein.

For	For of those who are not a controlling shareholder	Against	Abstain	Approved (Y/N)
44,181,826	N/A	1,230,189	450,417	Y

The proposal was approved.

Therefore, proposed resolutions 1 and 2 were APPROVED.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel and Corporate Secretary

Date: July 28,2026